GAMBRO

[redacted]

04054122

PRESS RELEASE
November 8, 2004

Gambro to provide documentation regarding PTH testing to the U. S. Department of Justice

Gambro's wholly owned subsidiary Gambro Inc. and its two subsidiaries Gambro Healthcare Inc. and Gambro Healthcare Laboratory Services Inc. have received identical subpoenas from the U.S. Department of Justice, Eastern District of New York. The subpoenas, which were received on Friday evening, November 5, 2004, request a wide range of documents relating to the operations of the subpoenad entities. The subpoenas appear to be similar to the subpoenas received recently by several other companies in the dialysis industry in the U.S. However, Gambro has agreed with the government to significantly narrow the subpoenas, at least for the time being, to issues relating only to parathyroid hormone (PTH) testing. The subpoenas substantially overlap with the matters covered by the June 2001 subpoena from the U.S. Attorney's office in St. Louis, Missouri. Gambro intends to cooperate with the government in New York.

Gambro is proceeding to finalize its previously announced preliminary understanding to resolve the investigation related to the June 2001 subpoena and it does not expect that its cooperation with the government in New York will have any impact on the settlement of the 2001 investigation.

CONFERENCE CALL (audiocast live at www.gambro.com)
The company will host a conference call and audiocast today, November 8 at 15:00 Central European Time to discuss this matter. Phone number +44 208 240 8249 (if calling from Europe), +1 703 871 3021 (if calling from the U.S.). Regarding the audiocast, please find all related information on Gambro's web site: www.gambro.com.

For further information please contact:
Karin Avasalu, Vice President, Corporate Communications, tel. +46-8-613 65 99, +46-70-513 65 99
Lars Granlöf, Chief Financial Officer, tel. +46-8-613 65 48, +46-70-513 65 48
Pia Irell, Vice President, Investor Relations, Corporate Finance, tel. +46-8-613 65 91, +46-70-513 65 91
Kevin Smith, President Gambro Inc., Investor Relations US, tel. +1-303 231 4750

Gambro is a global medical technology and healthcare company with leading positions in renal care - services and products - and blood component technology. Gambro Healthcare is one of the leading providers of kidney dialysis services in the world with 55,100 patients in more than 700 clinics worldwide. Gambro Renal Products develops and supplies hemodialysis, peritoneal dialysis and acute dialysis products, therapies and services. Gambro BCT is the market leader in separation and handling of blood components. The group, with 2003 revenues of SEK 26.1 billion (USD 3.2 billion), has about 21,200 employees in some 40 countries.

Gambro AB
A public company (publ)
Reg no. 556041-8005
Jakobsgatan 6, PO Box 7373
SE-103 91 Stockholm
Sweden
Tel +46 8-613 65 00
Fax +46 8-611 28 30
info@gambro.com
www.gambro.com

GAMBRO®

PRESS RELEASE
November 17, 2004

Reimbursement changes for renal dialysis services in the U.S. run rate neutral to Gambro

On November 3, 2004 the Centers for Medicare and Medicaid Services (CMS) in the U.S. released the 2005 Physician Fee Schedule Final Rule. The rule includes the policies related to implementation of the Section 623 of the Medicare Modernization Act, which states the provisions that govern dialysis reimbursement. Gambro has completed a preliminary analysis of the final rule and is estimating the financial impact from the new rule to be run rate neutral to the company when including the 1.6 percent composite rate increase. However, at this time the full impact including the case-mix and budget neutrality adjustment is still unknown. This statement might also be changed due to effects in the company's environments, outside the company's control.

The new rule addresses dialysis reimbursement during 2005 only. According to CMS, it intends to publish proposed rules from mid-2005 to address reimbursement changes for 2006 and onwards.

The new reimbursement rules can be summarized as follows: dialysis service providers will receive a 1.6 percent increase to the current composite payment rate of about USD 130 per dialysis treatment. At the same time reimbursement for separately billable pharmaceuticals will be lower. In order to compensate for the lower reimbursement for pharmaceuticals, the composite rate per treatment will be increased by 8.7 percent, in addition to the increase of 1.6 percent. The new rules are effective as of January 1, 2005.

Beginning April 1, 2005 the reimbursement rates will also be adjusted to reflect the patient population. The purpose of the case-mix adjustment, according to CMS, is that providers of dialysis care should be paid more fairly for the higher treatment costs for patients with extremely low body mass indices and reimbursement will also vary depending on the patients' age and body surface area.

Along with the implementation of the case-mix adjusted payment, CMS will implement a budget neutrality adjustment to ensure that overall aggregate expenditures for 2005 would be the same for the Medicare program had these adjustments not been made.

Related web site: www.cms.gov

Gambro is a global medical technology and healthcare company with leading positions in renal care - services and products - and blood component technology. Gambro Healthcare is one of the leading providers of kidney dialysis services in the world with 55,100 patients in more than 700 clinics worldwide. Gambro Renal Products develops and supplies hemodialysis, peritoneal dialysis and acute dialysis products, therapies and services. Gambro BCT is the market leader in separation and handling of blood components. The group, with 2003 revenues of SEK 26.1 billion (USD 3.2 billion), has about 21,200 employees in some 40 countries.

Gambro AB
A public company (publ)
Reg no. 556041-8005
Jakobsgatan 6, PO Box 7373
SE-103 91 Stockholm
Sweden
Tel +46 8-613 65 00
Fax +46 8-611 28 30
info@gambro.com
www.gambro.com

GAMBRO®

PRESS RELEASE
November 17, 2004

For further information please contact:
Karin Avasalu, Vice President, Corporate Communications, tel. +46-8-613 65 99, +46-70-513 65 99
Pia Irell, Vice President, Investor Relations, Corporate Finance, tel. +46-8-613 65 91, +46-70-513 65 91
Kevin Smith, President Gambro Inc., Investor Relations US, tel. +1-303 231 4750

Gambro is a global medical technology and healthcare company with leading positions in renal care - services and products - and blood component technology. Gambro Healthcare is one of the leading providers of kidney dialysis services in the world with 55,100 patients in more than 700 clinics worldwide. Gambro Renal Products develops and supplies hemodialysis, peritoneal dialysis and acute dialysis products, therapies and services. Gambro BCT is the market leader in separation and handling of blood components. The group, with 2003 revenues of SEK 26.1 billion (USD 3.2 billion), has about 21,200 employees in some 40 countries.

Gambro AB
A public company (publ)
Reg no. 556041-8005
Jakobsgatan 6, PO Box 7373
SE-103 91 Stockholm
Sweden
Tel +46 8-613 65 00
Fax +46 8-611 28 30
info@gambro.com
www.gambro.com

File No 82-34731

GAMBRO®

PRESS RELEASE
December 2, 2004

Gambro Healthcare US reaches final agreement with U.S. Department of Justice

Gambro's subsidiary, Gambro Healthcare US, has reached a final agreement with the U.S. Department of Justice to resolve the investigation stemming from June 2001. The final agreement confirms the preliminary understanding with the U.S. government announced by Gambro on July 21, 2004. Completion of the settlement is subject to confirmatory court approval which is expected to be received later on today. The provision of MSEK 2,672 (MUSD 355) (after tax MSEK 2,181) set aside in the second quarter 2004, covers for the payment of the settlement amount. The investigation, which covered a period dating back to 1991, focused on compliance and documentation issues. The quality of care that Gambro provides to its patients was never in question.

As part of the settlement, Gambro Healthcare US has entered into a 5-year Corporate Integrity Agreement. Under the Corporate Integrity Agreement, Gambro Healthcare US will further increase employee training and education, especially in the areas of billing and coding, and increase monitoring to ensure that all systems, policies and procedures meet or exceed compliance requirements. Prior to entering this agreement, Gambro Healthcare US had already begun to implement new technologies, including IT systems, to ensure the accuracy and efficiency of its billing, order-entry and coding, and record-keeping practices.

"We cooperated fully with the government to settle this matter and put behind us issues that arose during a period of rapid and complex industry consolidation in the 1990s," says Larry Buckelew, president and CEO of Gambro Healthcare US. "Our management team has invested significant resources in bolstering our compliance efforts, all the while staying focused on our number-one priority of providing world-class care to kidney disease patients. Working closely with the physicians, as well as our professional caregivers and other employees, we have proudly achieved a significant improvement in patient outcomes over the past five years."

For further information please contact:
Outside the U.S.
Karin Avasalu, VP, Corporate Communications, tel. +46 8 613 65 00, +46 70 513 65 99
Pia Irell, VP, Investor Relations, tel. +46 8 613 65 91, +46 70 513 65 91

U.S. Only
Ed Egger, Director, Communications, Gambro Inc., U.S., tel +1 303-231-4639
Kevin Smith, President, Gambro Inc., Investor Relations U.S., tel. +1 303 231 4750

Gambro is a global medical technology and healthcare company with leading positions in renal care - services and products - and blood component technology. Gambro Healthcare is one of the leading providers of kidney dialysis services in the world with 55,100 patients in more than 700 clinics worldwide. Gambro Renal Products develops and supplies hemodialysis, peritoneal dialysis and acute dialysis products, therapies and services. Gambro BCT is the market leader in separation and handling of blood components. The group, with 2003 revenues of SEK 26.1 billion (USD 3.2 billion), has about 21,200 employees in some 40 countries.

Gambro AB
A public company (publ)
Reg no. 556041-8005
Jakobsgatan 6, PO Box 7373
SE-103 91 Stockholm
Sweden
Tel +46 8-613 65 00
Fax +46 8-611 28 30
info@gambro.com
www.gambro.com

GAMBRO

PRESS RELEASE
December 2, 2004

Gambro and Industri Kapital divest co-owned MacGREGOR to Kone Corporation

Gambro and Industri Kapital are divesting the co-owned marine cargo company MacGREGOR to Kone Corporation for an enterprise value of MSEK 1,650. Gambro acquired MacGREGOR in 1994 and in 1998 a 60 percent stake was sold to Industri Kapital. MacGREGOR has gone through extensive restructuring and improvement programs and is now ready for a next development phase. MacGREGOR will be integrated in the Kone Cargotec division. The deal is contingent upon approval from relevant competition authorities.

The transaction is the final step in Gambro's divestiture of assets related to the previous company structure of Incentive. The sale results in a capital gain for Gambro of about MSEK 400 and releases about MSEK 595 in liquid funds including repayment of MacGREGOR's debt to Gambro. The capital gain will be recognized at the closing of the deal.

The MacGREGOR Group is the global market leader in providing marine cargo flow solutions and service for ship-owners, ship operators and shipyards. The products include hatch covers, cranes, RoRo equipment, shipboard elevators and escalators, galleys, cargo securing systems and refrigeration systems. In 2003, the Group achieved net sales of approximately SEK 3.2 billion and employed approximately 1,000 people.

For further information please contact:

Karin Avasalu, Vice President, Corporate Communications, tel. +46-8-613 65 99, +46-70-513 65 99
Pia Irell, Vice President, Investor Relations, tel. +46-8-613 65 91, +46-70-513 65 91
Fredrik Dalborg, Director, Investor Relations, tel. +46-8-613 65 84, +46-73-366 65 84
Kevin Smith, President Gambro Inc., Investor Relations US, tel. +1-303 231 4750

Gambro is a global medical technology and healthcare company with leading positions in renal care - services and products - and blood component technology. Gambro Healthcare is one of the leading providers of kidney dialysis services in the world with 55,100 patients in more than 700 clinics worldwide. Gambro Renal Products develops and supplies hemodialysis, peritoneal dialysis and acute dialysis products, therapies and services. Gambro BCT is the market leader in separation and handling of blood components. The group, with 2003 revenues of SEK 26.1 billion (USD 3.2 billion), has about 21,200 employees in some 40 countries.

Gambro AB
A public company (publ)
Reg no. 556041-8005
Jakobsgatan 6, PO Box 7373
SE-103 91 Stockholm
Sweden
Tel +46 8-613 65 00
Fax +46 8-611 28 30
info@gambro.com
www.gambro.com

GAMBRO®

PRESS RELEASE
December 6, 2004

Trading halt / Handelsstopp

English
Trading in the Gambro AB ser. A and B shares has been suspended by the Stockholm Stock Exchange (Stockholmsbörsen), due to the rumors in the market stemming from an article published in today's issue of Wall Street Journal. It is the Company's policy to not comment on rumors. At this moment the Company has no further comments.

Swedish
Stockholmsbörsen har beslutat att stoppa handeln i Gambro ABs A- och B-aktier till följd av de rykten som uppstått på marknaden efter dagens artikel i Wall Street Journal. Bolagets policy är att inte kommentera rykten. För närvarande har bolaget inga ytterligare kommentarer.

Gambro is a global medical technology and healthcare company with leading positions in renal care - services and products - and blood component technology. Gambro Healthcare is one of the leading providers of kidney dialysis services in the world with 55,100 patients in more than 700 clinics worldwide. Gambro Renal Products develops and supplies hemodialysis, peritoneal dialysis and acute dialysis products, therapies and services. Gambro BCT is the market leader in separation and handling of blood components. The group, with 2003 revenues of SEK 26.1 billion (USD 3.2 billion), has about 21,200 employees in some 40 countries.

Gambro AB
A public company (publ)
Reg no. 556041-8005
Jakobsgatan 6, PO Box 7373
SE-103 91 Stockholm
Sweden
Tel +46 8-613 65 00
Fax +46 8-611 28 30
info@gambro.com
www.gambro.com